UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

(Commission File No. 001-32305)

____________________________

CORPBANCA
(Translation of registrant’s name into English)

____________________________

Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On December 6, 2011, Corpbanca issued two press releases.  The first press release announced its third quarter 2011 results, which is attached hereto as Exhibit 99.1.  The second press release announced its acquisition of Banco Santander Colombia, S.A., which is attached hereto as Exhibit 99.2.

On December 6, 2011, Corpbanca filed an Hecho Esencial (Material Event Notice) with the Chilean Superintendency of Securities and Insurance also announcing its acquisition of Banco Santander Colombia, S.A., of which an English translation thereof is attached hereto as Exhibit 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Eugenio Gigogne
Name:	Eugenio Gigogne
Title:	Chief Financial Officer

Date: December 7, 2011

EXHIBIT INDEX
Exhibit	Description
99.1	Press release announcing CorpBanca’s third quarter 2011 results.
99.2	Press release announcing CorpBanca's acquisition of Banco Santander Colombia, S.A.
99.3	Hecho Esencial (Material Event Notice) announcing CorpBanca's acquisition of Banco Santander Colombia, S.A.